

March 01, 2016

Mail Stop 3561

<u>Via E-mail</u>
Mark Korb
Chief Financial Officer
Icagen, Inc.
4222 Emperor Blvd., Suite 350
Durham, NC 27703

> **Re:** **Icagen, Inc.**
> **Form PRE 14C**
> **Filed December 24, 2015**
> **File No. 000-54748**

Dear Mr. Korb:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Julie Marlow, Esq.
Gracin & Marlow LLP